EXHIBIT 13


Incorporated portions of the Company's Annual Report to Stockholders for the year ended January 31, 1994. Following are the incorporated pages.

Financial Policy

The cornerstone of Circus' financial policy is cash flow. Over the past five years, the Company has generated steady and reliable operating cash flow of $1.2 billion. This ranks the Company as the highest operating cash flow generator per total investment among all major publicly traded gaming companies.

     The steady cash flow allows the Company to advantageously employ debt in its capital structure, creating financial leverage and reducing its cost of capital. Since interest expense is tax deductible, the after-tax cost of debt is less than the cost of equity. In assessing the degree of financial leverage to safely employ, Circus looks at operating cash flow compared to total debt service. In fiscal 1994, the Company's operating cash flow of $276 million covered debt service by nearly eight times, the highest coverage ratio of any major public gaming company.

     We also measure our debt against total capital (long-term debt plus equity) on a market value basis. At January 31, 1994, the market value of our long-term debt was $595 million, while the market value of our equity was $3.2 billion, resulting in a debt to total capital ratio of approximately 16%. This leaves the Company well-positioned with plenty of investment capacity in reserve.

     This strong, dependable cash flow, combined with our borrowing capacity, also keys our future growth, enabling us to react swiftly to new gaming opportunities as they arise without being dependent upon other funding sources.

     The Company's strong cash flows result in rapid growth in equity. In order to maintain an efficient capital structure, Circus occasionally repurchases its shares. Conditions in the financial markets as well as specific opportunities influence the type, size and timing of share repurchase. The Company looks for opportunities to buy back shares when their trading value is below our estimate of their intrinsic value. Intrinsic value is based on our forecasted future cash flows, discounted to present value using our blended cost of capital as the discount factor. It is Circus' belief, supported by recent academic research, that well-conceived share repurchase is a contributor to higher share prices.

Free Cash Flow Analysis

Year Ended January 31,         1994     1993     1992     1991     1990
(in thousands)
Income from Operations*       $217,567 $205,482 $200,391 $169,653 $138,990
Add Non-cash Expenses:
  Depreciation and Amortization 58,965   48,182   48,870   42,395   32,865
  Other                            (65)     (65)     (65)     (65)     (65)
Cash Generated from Operations
 Before Income Tax             276,467  253,599  249,196  211,983  171,790
Cash Income Taxes              (56,023) (43,602) (31,452) (36,566) (33,778)
Interest, Dividends and
 Other Income (Loss)              (683)     820      245     (570)   1,030
Proceeds from Disposal
 of Assets                         685    4,510      527      663    5,632
Other                                -        -        -        -      307
Cash Available for Repayment
 of Debt and Reinvestment      220,446  215,327  218,516  175,510  144,981
Scheduled Principal and
 Interest Payments             (35,388) (30,939) (44,168) (51,056) (36,765)
Ordinary Capital Expenditures  (33,182) (24,085) (24,110) (19,450) (19,659)
Free Cash Flow                $151,876 $160,303 $150,238 $105,004 $ 88,557

*Before one-time charge in fiscal 1994 for Luxor and Grand Slam Canyon preopening expenses of $16,506 and in fiscal 1991 for Excalibur preopening expenses of $11,177.

Targets

In implementing the Company's financial policies, several targets are used as benchmarks to assist in evaluating the effectiveness of our financial policy -- return on invested capital, return on equity, growth in earnings per share and operating profit margins are among the more commonly used. Most significant of these benchmarks in shaping our expansion philosophy is our expected return on invested capital.

Return on Invested Capital (ROIC) -- As the most cash-oriented measure of return, Circus looks at return on invested capital. The Company aims for a range of 15% to 20%, usually achieving results toward the high end. Over the past five years, our average ROIC has been over 21%, which is the highest among major publicly traded gaming companies. If we compare ROIC to our cost of capital, the difference, or "spread," equates to the economic value that we create. We estimate our current cost of capital (blended cost of debt and equity) to be approximately 12%. As Circus invests in new projects that generate this attractive spread, we drive growth in economic profits and build shareholder wealth.

Return on Equity (ROE) -- We expect to earn a rate of return on equity that exceeds 20%. A high ROE generally reflects an ability to achieve superior operating results. In our case, a policy of using financial leverage further heightens ROE. Since going public the Company has achieved an annual average ROE of 30%.

Earnings per Share (EPS) -- Circus strives for an average annual increase in earnings per share of 15%-20%. Since going public, the Company's average annual growth rate in EPS has been 21% (before non-recurring items). Given the cash-oriented nature of our business, this growth in EPS has historically paralleled our growth in cash flow. Gaming involves very little working capital or non-cash earnings adjustments. Our ability to reach this target is dependent upon several factors, including our ability to develop new projects, obtain increases in earnings from existing properties and the general state of the economy.

Operating Profit Margin -- Operating margins indicate profitability, demonstrating our ability to balance growth and profit. Circus consistently generates among the highest operating margins in its industry.

Return on Invested Capital

Year Ended January 31,         1994     1993     1992     1991     1990
(In thousands)
Net Income Before
 Non-Recurring Items*         $130,633 $120,983 $103,348 $ 83,669 $ 75,064
Income Tax Expense              66,419   62,330   53,656   39,566   38,138
Interest Expense                17,770   22,989   43,632   42,048   26,818
                               214,822  206,302  200,636  165,283  140,020
Cash Income Taxes              (56,023) (43,602) (31,452) (36,566) (33,778)
Total Return as Defined     $  158,799 $162,700 $169,184 $128,717 $106,242

Total Assets                $1,297,924 $950,458 $783,071 $792,479 $675,038
Construction in Progress       (19,855)(179,757)  (5,179) (43,488)(183,174)
Current Liabilities            (92,061) (87,494) (59,498) (61,456) (62,074)
Total Invested Capital
 as Defined                 $1,186,008 $683,207 $718,394 $687,535 $429,790
Average Invested Capital    $  934,608 $700,801 $702,965 $558,663 $451,399
Return on Average
 Invested Capital               16.99%   23.22%   24.07%   23.04%   23.54%

*Before extraordinary items and one-time charge in fiscal 1994 for Luxor and Grand Slam Canyon preopening expenses of $16,506 and in fiscal 1991 for Excalibur preopening expenses of $11,177. Earnings per share for fiscal 1994 also excludes additional income taxes of $3,715 as a result of the increased corporate tax rate mandated by the Revenue Reconciliation Act of 1993.

Results of Operations

On the same basis from operations (before non-recurring items), earnings per share for the year ended January 31, 1994 were $1.50 versus $1.41 in the prior year - an increase of 6% despite an increase of 1.1 million average shares outstanding. This increase in earnings per share was due primarily to the opening of Luxor and lower interest expense, which resulted from higher capitalized interest on Luxor and Grand Slam Canyon. In the third quarter, the Company wrote off preopening expenses associated with Luxor Hotel and Casino (which opened October 15, 1993) and Grand Slam Canyon Adventuredome (which opened August 23, 1993). These preopening expenses were approximately $16.5 million on a pre-tax basis, amounting to $.12 per share on an after-tax basis. The Company also recorded approximately $3.7 million, or $.04 per share, of additional income taxes during the year as a result of the increased corporate tax rate mandated by the Revenue Reconciliation Act of 1993. Including the effect of these non-recurring items for fiscal 1994 and an extraordinary loss of $3.7 million, or $.04 per share, related to the Company's early retirement of its 10-1/8% Senior Subordinated Notes in April 1992, earnings per share for the year ended January 31, 1994 were $1.34 versus $1.37 for the prior year.

     For the year ended January 31, 1993, earnings per share rose 15% on the same basis from operations. The increase in earnings per share was derived primarily from lower interest expense, which was due to lower average debt outstanding, capitalized interest, and the retirement of the 10-1/8% Senior Subordinated Notes.

Revenues

For the year ended January 31, 1994, revenues increased $111.9 million, or 13%, versus the prior year. The three and one-half months of operations of Luxor drove the growth in revenues.

     Occupancy rates at our six hotels were, as usual, in the range of 95-100%. In general, the Company's policy of offering moderately priced rooms, multiple entertainment attractions and low-priced food on an everyday basis, attracts a high level of occupancy along with substantial walk-in traffic.

     In fiscal 1993, revenues increased $37.0 million, or 5%, versus the prior year, reflecting modest increases at all of the Company's major properties.

Income from Operations

Income from operations increased $12.1 million, or 6%, excluding the one-time write-off of preopening expenses from Luxor and Grand Slam Canyon. Income from operations, after deducting preopening expenses, decreased $4.4 million, or 2%, for the year ended January 31, 1994 compared with the previous year. The growth in income from operations before preopening expenses was the result of the opening of Luxor in October 1993 offset by approximately $4.2 million of costs incurred pursuant to the development of new gaming projects and a modest decline in operating income at Circus Circus-Las Vegas. The decline in income from operations before preopening expenses at Circus Circus-Las Vegas was due primarily to a 21% increase in employee health and welfare costs, reflecting higher health care costs and higher claims experience, and a 37% increase in depreciation expense, stemming from the addition of Grand Slam Canyon in August 1993 and the refurbishment of 810 rooms at the Circus Circus Manor during the prior year.

     The composite operating margin of 22.8% (prior to the write-off of preopening expenses) compares to last year's 24.4%. The decline was attributable to the reasons discussed above.

Income from operations rose $5.1 million, or 3%, in fiscal 1993.
The increase came primarily from the Company's Laughlin properties, most notably the Edgewater which continued to benefit from the new hotel tower and related remodeling completed in February 1991.

Depreciation and Amortization Expense

For the year ended January 31, 1994, depreciation and amortization expense increased $10.8 million over the prior year due primarily to the addition of Luxor and Grand Slam Canyon. In fiscal 1993, depreciation and amortization expense was essentially even with the prior year.

Interest Expense

Interest expense for the year ended January 31, 1994 was $17.8 million, down from $23.0 million in the prior year. The $5.2 million decrease is due primarily to the net effect of increased capitalized interest offset by higher average debt outstanding and a higher average interest rate due to issuing $300 million of Senior Subordinated Notes (See Capitalization, Capital Spending and Liquidity). Capitalized interest for the year was $18.5 million compared with $8.0 million for fiscal 1993, reflecting the completion of the construction of Luxor and Grand Slam Canyon.

     In fiscal 1993, interest expense was $23.0 million, down substantially from fiscal 1992's $43.6 million. The decrease was due primarily to lower average outstanding debt, the effect of capitalized interest related to the construction of Luxor and Grand Slam Canyon, and the retirement of the Company's 10-1/8% Senior Subordinated Notes in April 1992 (using significantly cheaper borrowings under the Company's bank lines).

Taxes

For the year ended January 31, 1994, the difference between the Company's effective tax rate of 36.4% and the Federal statutory rate of 35.0% was due primarily to the adjustment of the deferred tax balance to reflect the new statutory rate mandated by the Revenue Reconciliation Act of 1993. There were no significant differences between the Federal statutory tax rate and the Company's effective rate for the years ended January 31, 1993 and 1992.

Capitalization, Capital Spending and Liquidity

For the year ended January 31, 1994, the Company's pretax cash flow from operations (before preopening expenses) was $276 million, compared to $254 million in fiscal 1993 and $249 million in fiscal 1992. In fiscal 1994, as well as fiscal 1993, the Company's cash flow was used primarily to fund construction of Luxor and Grand Slam Canyon.

     Capital expenditures for the year ended January 31, 1994 were $382 million, compared with $209 million in fiscal 1993 and $27 million in fiscal 1992. The majority of expenditures in the past year related to the construction of Luxor ($254 million) and Grand Slam Canyon ($62 million). In fiscal 1993, Luxor ($149 million) and Grand Slam Canyon ($30 million) also accounted for the bulk of the capital expenditures.

     With the completion of Luxor, the Company operates three major hotels/casinos on the Las Vegas Strip. In addition to Luxor, the Las Vegas market now includes two other major new facilities, Mirage's Treasure Island and the MGM Grand Hotel and Theme Park, both of which opened in late 1993. It is the Company's belief that these new resorts will stimulate significant new demand in the Las Vegas market to absorb the new capacity. The new themed resorts should complement not only each other, but also existing resorts such as Excalibur. It is apparent that a significant portion of the focus in Las Vegas has shifted toward the south end of the Strip. In response to this potential migration of traffic, the Company opened Grand Slam Canyon Adventuredome in August 1993, at a cost of $92 million, to help protect its market share at Circus Circus-Las Vegas. The Company is adding a variety of attractions in a two-phased expansion program (at a cost of approximately $10 million for the first phase) which should significantly enhance the long-term prospects for Grand Slam Canyon.

     In July 1993, the Company issued $150 million principal amount of 6-3/4% Senior Subordinated Notes due 2003. The notes were priced at 99.89%. Also in July, the Company issued, at par, $150 million principal amount of 7-5/8% Senior Subordinated Debentures due 2013. The net proceeds of these offerings were used to retire amounts outstanding under the Company's corporate debt program. The purpose of these transactions was to position the Company for long-term growth by securing additional long-term capital at attractive fixed interest rates. On September 30, 1993, the Company signed a $750 million unsecured bank credit agreement with its bank group. This facility replaces the Company's previous $350 million and $200 million reducing revolvers (see Note 3 of Notes to Consolidated Financial Statements). As of January 31, 1994, Circus had $583 million undrawn and immediately available under the new credit line.

     The Company has announced several new projects, still primarily in the developmental stages, each of which is subject to various regulatory and other approvals.

     On December 3, 1993, the Ministry of Consumer and Commercial Relations in Ontario, Canada chose Windsor Casino Limited to exclusively design, build and operate a casino complex in Windsor, Ontario, Canada. Windsor Casino Limited is a joint venture composed equally of Circus Circus Enterprises, Inc., Caesars World, Inc. and Hilton Hotels Corporation. The complex will offer casino, showroom and meeting facilities as well as a 300-room hotel. The Company's estimated equity contribution to Windsor Casino Limited for the funding of the permanent casino is approximately $20-$30 million. The permanent casino is expected to open in 1996. The Company will also be required to fund approximately $15-$20 million for the completion of a temporary casino.

     The Company is developing a riverboat casino in Tunica County, Mississippi, approximately 20 miles from the Memphis, Tennessee airport. Construction of this project began in late 1993 and it is slated to open by fall 1994. The estimated cost is approximately $80 million, including land, capitalized interest and preopening expenses. As of January 31, 1994, the costs incurred for this project were approximately $7.9 million.

     The Company has entered into a 50/50 joint venture with American Entertainment Corporation to develop and operate a riverboat gaming facility in Chalmette, Louisiana, 20 minutes east of the New Orleans central business district. Opening of this project is scheduled for late 1994. The cost and specifics of the design and funding of this project have yet to be determined.

     The Company has also entered into a 50/50 joint venture with Eldorado Hotel/Casino, a privately held company, to develop and operate a hotel/casino in downtown Reno, Nevada. The project is to be located on a site adjacent to both Circus Circus-Reno and the Eldorado. Ground breaking occurred in late 1993, with completion expected in mid-1995. Of the estimated cost of $300 million, including land, capitalized interest and preopening costs, the venturers are expected to fund 30% in equity. In addition, the Company is obligated under the joint venture agreement to provide financing, either directly or indirectly, for the remaining project costs.

     Circus, in partnership with Consolidated Press Holdings Limited and Nine Network Australia Limited, is one of two finalists for a proposed exclusive casino license in Sydney, New South Wales, Australia. The winning bid is expected to be selected sometime in early May 1994. Specific details of the cost and financing for this project are not yet available.

     The Company believes that it has sufficient capital resources through its existing and contingent bank arrangements and its operating cash flows to meet all of its existing cash obligations, strategically repurchase shares and fund its commitments on each of the above discussed projects. The Company anticipates that additional funds could, however, be raised through debt or equity markets, if necessary.

CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


January 31, (In thousands, except share data)                  1994      1993

ASSETS
Current assets
  Cash and cash equivalents                                 $39,110   $43,415
  Receivables                                                 8,673     3,977
  Inventories                                                20,057    16,565
  Prepaid expenses                                           20,062    14,478
     Total current assets                                    87,902    78,435

Property, equipment and leasehold interests, at cost, net 1,183,164   851,463

Other assets
  Excess of purchase price over fair
    market value of net assets acquired, net                 10,200    10,563
  Deferred charges and other assets                          16,658     9,997
     Total other assets                                      26,858    20,560

     Total assets                                        $1,297,924  $950,458

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt                            $169      $154
  Accounts and contracts payable --
    Trade                                                    14,804    11,473
    Construction                                             13,844    27,762
   Accrued liabilities --
    Salaries, wages and vacations                            19,650    16,097
    Progressive jackpots                                      4,881     4,827
    Advance room deposits                                     6,981     4,012
    Other                                                    25,648    20,363
  Interest payable                                            2,278     2,098
  Income tax payable                                          3,806       708
     Total current liabilities                               92,061    87,494

Long-term debt                                              567,345   308,092

Other liabilities
  Deferred income tax                                        77,153    64,123
  Other long-term liabilities                                 1,415       740
     Total other liabilities                                 78,568    64,863

     Total liabilities                                      737,974   460,449

Commitments and contingent liabilities

Stockholders' equity
  Common stock $.01-2/3 par value
    Authorized -- 450,000,000 shares
    Issued -- 96,168,769 and 95,914,143 shares                1,603     1,599
  Preferred stock $.01 par value
    Authorized -- 75,000,000 shares                              --        --
  Additional paid-in capital                                120,135   111,516
  Retained earnings                                         618,446   502,257
  Treasury stock (10,062,814 and 8,663,214 shares), at cost(180,234) (125,363)

     Total stockholders' equity                             559,950   490,009

     Total liabilities and stockholders' equity          $1,297,924  $950,458

The accompanying notes are an integral part of these consolidated financial statements.
                                  -31-

CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME


Year Ended January 31, (In thousands, except share data)
                                         1994     1993      1992
Revenues
Casino                                 $538,813 $495,012  $471,823
Rooms                                   176,001  147,115   141,716
Food and beverage                       152,469  135,786   129,951
Other                                   117,501   92,500    89,652
                                        984,784  870,413   833,142
  Less-complimentary allowances         (29,861) (27,388)  (27,119)
                                        954,923  843,025   806,023
Costs and expenses
  Casino                                209,402  189,499   175,771
  Rooms                                  78,932   68,783    64,799
  Food and beverage                     149,267  128,689   124,093
  Other operating expenses               72,802   58,917    56,565
  General and administrative            152,104  130,152   124,313
  Depreciation and amortization          58,105   46,550    47,385
  Preopening expense                     16,506        -         -
                                        737,118  622,590   592,926
Operating profit before
   corporate expense                    217,805  220,435   213,097
Corporate expense                        16,744   14,953    12,706
Income from operations                  201,061  205,482   200,391
Other income (expense)
  Interest, dividends and
     other income (loss)                   (683)     820       245
  Interest expense                      (17,770) (22,989)  (43,632)
                                        (18,453) (22,169)  (43,387)
Income before provision for income tax  182,608  183,313   157,004
Provision for income tax                 66,419   62,330    53,656

Income before extraordinary loss        116,189  120,983   103,348
Extraordinary loss on early
   extinguishment of debt, net
   of income tax benefit of $1,885            -   (3,661)        -
Net income                             $116,189 $117,322  $103,348

Earnings per share
  Income before extraordinary loss        $1.34    $1.41     $1.23
  Extraordinary loss on early
    extinguishment of debt                    -    (0.04)        -
Net income per share                      $1.34    $1.37     $1.23


The accompanying notes are an integral part of these consolidated financial statements.

CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS


Year Ended January 31,
Increase (decrease) in cash
 and cash equivalents (In thousands)                 1994     1993      1992

 Cash flows from operating activities
  Net income before extraordinary loss           $116,189 $120,983  $103,348

  Adjustments to reconcile net income before
   extraordinary loss to net cash provided by
   operating activities
      Depreciation and amortization                58,965   48,182    48,870
      Increase in deferred income tax              13,030    5,293    10,621
      Increase (decrease) in interest payable         180   (4,100)   (1,668)
      Increase (decrease) in income tax payable     3,098     (477)      367
      (Gain) loss on sale of fixed assets           1,001      (41)      (93)
      (Increase) decrease in other current assets (13,772)  (1,268)    2,412
      Increase in other current liabilities        15,192    5,598     3,415
      (Increase) decrease in other non-current
        assets                                     (6,635)  (2,368)      531
      Decrease in other non-current liabilities       (65)     (65)      (65)

        Total adjustments                          70,994   50,754    64,390

   Net cash provided by operating activities      187,183  171,737   167,738

Cash flows from investing activities
  Capital expenditures                           (381,988)(208,586)  (26,569)
  Increase (decrease) in construction payables    (13,918)  27,762    (4,075)
  Proceeds from sale of equipment and other assets    685    4,510       527

  Net cash used in investing activities          (395,221)(176,314)  (30,117)

Cash flows from financing activities
  Proceeds from issuance of senior subordinated
   notes                                          299,841       --        --
  Net effect on cash of issuances and payments of
   debt with initial maturities of three months or
   less                                           (40,445)  69,957  (138,993)
  Principal payments of debt with original
   maturities in excess of three months           (10,154)(100,397)  (20,320)
  Exercise of stock options and warrants           11,091   46,491    50,806
  Purchases of treasury stock and fractional
   shares                                         (57,339)      --   (12,801)
  Effect on cash of extraordinary loss                 --   (2,155)       --
  Other                                               739      (62)     (289)

  Net cash provided by (used in) financing
   activities                                     203,733   13,834  (121,597)

Net increase (decrease) in cash and cash
 equivalents                                       (4,305)   9,257    16,024

Cash and cash equivalents at beginning of year     43,415   34,158    18,134

Cash and cash equivalents at end of year          $39,110  $43,415   $34,158


Supplemental Cash Flow Disclosures

Cash paid during the period for
  Interest (net of amount capitalized)            $16,597  $26,104   $43,727
  Income tax                                      $47,000  $41,500   $30,350
Noncash investing and financing activities:
  Purchase of land with debt                      $10,000  $    --   $    --

The accompanying notes are an integral part of these consolidated financial statements.


CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                         Common Stock Issued Additional                           Total
                                                               Paid-In  Retained  Treasury Stockholders'
(In thousands)                            Shares      Amount   Capital  Earnings     Stock       Equity

Balance, January 31, 1991                 94,250      $1,571   $52,302  $281,587  (150,617)    $184,843
  Net income                                   -           -         -   103,348         -      103,348
  Exercise of stock options and warrants   1,147          19    31,724         -    19,063       50,806
  Treasury stock acquired (589 shares),
   at cost                                     -           -         -         -   (12,801)     (12,801)
Balance, January 31, 1992                 95,397       1,590    84,026   384,935  (144,355)     326,196
  Net income                                   -           -         -   117,322         -      117,322
  Exercise of stock options and warrants     517           9    27,490         -    18,992       46,491
Balance, January 31, 1993                 95,914       1,599   111,516   502,257  (125,363)     490,009
  Net income                                   -           -         -   116,189         -      116,189
  Exercise of stock options and warrants     255           4     8,627         -     2,460       11,091
  Treasury stock acquired (1,632 shares),
   at cost                                     -           -         -         -   (57,331)     (57,331)
  Purchase of fractional shares                -           -        (8)        -         -           (8)
Balance, January 31, 1994                 96,169      $1,603  $120,135  $618,446  (180,234)    $559,950

The accompanying notes are an integral part of these consolidated financial statements.

         CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION
Circus Circus Enterprises, Inc. (the "Company") was incorporated February 27, 1974. The Company operates hotel and casino facilities in Las Vegas, Reno and Laughlin, Nevada.

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.
Material intercompany accounts and transactions have been eliminated.

    On November l, 1979, the Company purchased the Slots-A-Fun Casino in Las Vegas and on February 1, 1983, the Company purchased the Edgewater Hotel and Casino in Laughlin, Nevada.
The excess of the purchase price over the fair market value of the net assets acquired amounted to $4.2 million for the purchase of Slots-A-Fun and $9.7 million for the purchase of the Edgewater, and each is being amortized over a period of 40 years.

CAPITALIZED INTEREST
The Company capitalizes interest costs associated with debt incurred in connection with major construction projects.
When no debt is specifically identified as being incurred in connection with such construction projects, the Company capitalizes interest on amounts expended on the project at the Company's average cost of borrowed money. The amounts capitalized during the years ended January 31, 1994, 1993 and 1992, were $18.5 million, $8.0 million, and $1.2 million, respectively.

INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out and the average cost methods.

CASH EQUIVALENTS
At January 31, 1994 and 1993, cash equivalents (consisting principally of money market funds and instruments with original maturities of three months or less) had a cost approximately equal to market value.

INTEREST RATE SWAPS
The Company, from time to time, uses interest rate swaps and similar financial instruments to assist in managing interest incurred on its long-term debt. The difference between amounts received and amounts paid under such agreements, as well as any costs or fees, is recorded as a reduction of, or addition to, interest expense as incurred over the life of the swap or similar financial instrument.

DEPRECIATION, AMORTIZATION AND CAPITALIZATION
Depreciation and amortization of property, equipment and leasehold interests are provided using the straight-line method predominantly over the following estimated useful lives:



Buildings and improvements                            15-45 years

Leasehold improvements                                 5-16 years

Equipment, furniture and fixtures                      3-15 years

Leasehold interests                                    5-14 years



    Accumulated amortization of the excess of the purchase price over the fair market value of the net assets of businesses acquired was $3.7 million, $3.3 million, and $2.9 million as of January 31, 1994, 1993 and 1992, respectively.

REVENUES AND EXPENSES
Revenues include the retail value of rooms, food and beverages furnished gratuitously to customers. Such amounts are then deducted as complimentary allowances. The costs of such rooms, food and beverage were included as casino expenses as follows:
$25.0 million, $23.1 million and $21.2 million for the fiscal years ended January 31, 1994, 1993 and 1992, respectively. For the three years, approximately 93%-95% of such costs were for food and beverage with the balance for rooms. Casino revenues are the net difference between the sums received as winnings and the sums paid as losses.

    Casino revenues are the net difference between the sums received as winnings and the sums paid as losses.

RECLASSIFICATIONS
The financial statements for prior years reflect certain reclassifications, which have no effect on net income, to conform with classifications adopted in the current year.

PREOPENING EXPENSES
Prior to the opening of Grand Slam Canyon Adventuredome on August 23, 1993 and Luxor Hotel/Casino on October 15, 1993, all operating expenses relating thereto were capitalized as pre-opening costs. These expenses consisted principally of direct incremental personnel costs and advertising and marketing expenses. These preopening costs amounted to $16.5 million and were charged to expense at the commencement of operations of Grand Slam Canyon and Luxor.

Note 2.  Property, Equipment and Leasehold Interests

Property, equipment and leasehold interests consist of the following:

January 31, (In thousands)                  1994         1993
Land and land leases                    $101,539     $ 86,563
Buildings and improvements               960,999      589,211
Equipment, furniture and fixtures        426,590      272,019
Leasehold interests                        6,908        6,908
Leasehold improvements                     3,560        3,560
                                       1,499,596      958,261
Less - accumulated depreciation
 and amortization                       (336,287)    (286,555)
                                       1,163,309      671,706
Construction in progress                  19,855      179,757
                                      $1,183,164     $851,463

Note 3.  Long-term Debt

Long-term debt consists of the following:

January 31, (In thousands)                  1994         1993

Amounts due under corporate
  debt program at floating
  interest rates, currently at
  approximately 3.4%                    $167,450     $ 47,896
7-5/8% Senior Subordinated Debentures
  due 2013                               150,000            -
6-3/4% Senior Subordinated Notes
  due 2003 (net of unamortized
  discount of $150)                      149,850            -
10-5/8% Senior Subordinated Notes
  due 1997 (net of unamortized
  discount of $60 and $78)                99,940       99,922
Amounts due under bank credit agree-
  ments at floating interest rates             -      160,000
Other notes                                  274          428
                                         567,514      308,246
Less - current portion                      (169)        (154)
                                        $567,345     $308,092

     The Company has established a corporate debt program whereby it can issue commercial paper or similar forms of short-term debt. Although the debt instruments issued under this program are short-term in tenor, they are classified as long-term debt because (i) they are backed by long-term debt facilities (see below) and (ii) it is management's intention to continue to replace such borrowings on a rolling basis as various instruments come due and to have such borrowings outstanding for longer than one year. To the extent that the Company incurs debt under this debt program, it must maintain an equivalent amount of credit available under its revolving credit and term loan agreements with its bank group.

     In September 1993, the Company renegotiated its $350 million reducing revolver dated April 11, 1990 and its $200 million reducing revolver dated September 6, 1988. These agreements were replaced by new revolving loan agreements consisting of a $250 million unsecured 364-day facility and a $500 million unsecured reducing revolver which matures in September 1998 (the "Revolvers"). The $250 million facility has provisions for annual renewal subject to the consent of the banks and converts to a two-year term loan if not renewed. The Revolvers contain financial covenants regarding minimum net worth, interest charge coverage, maximum leverage ratio, funded debt ratio, new venture capital expenditures and new venture investments. The maximum available credit under the $500 million revolver reduces by $60 million on each of March 31, 1997, September 30, 1997 and March 31, 1998. The Revolvers are for general corporate purposes. The Company currently incurs commitment fees of 18.75 basis points on the unused portion of the $250 million facility and 22.50 basis points on the unused portion of the $500 million revolver. As of January 31, 1994, the Company had no direct borrowings under the Revolvers. At such date, the Company had $167.5 million issued under the corporate debt program thus reducing, by that amount, the credit available under the Revolvers for purposes other than repayment of corporate debt. The fair value of the debt issued under the corporate debt program approximates the carrying amount of the debt due to the short-term maturities of the individual components of the debt.

     In July 1993, the Company issued $150 million principal amount of 6-3/4% Senior Subordinated Notes (the "6-3/4% Notes") due July 2003 and $150 million principal amount of 7-5/8% Senior Subordinated Debentures (the "7-5/8% Debentures") due July 2013, with interest payable each July and January. The 6-3/4% Notes, which were discounted to $149.8 million, and the 7-5/8% Debentures are not redeemable prior to maturity and are not subject to any sinking fund requirements. The net proceeds from these offerings were used primarily to repay borrowings under the Company's corporate debt program. As of January 31, 1994, the estimated fair value of the 6-3/4% Notes was approximately $153.8 million and the estimated fair value of the 7-5/8% Debentures was approximately $156.9 million based on the trading price of these borrowings.

     In June 1990, the Company issued $100 million principal amount of 10-5/8% Senior Subordinated Notes (the "10-5/8% Notes") due June 1997, with interest payable each June and December. The 10-5/8% Notes, which were discounted to $99.9 million, are not redeemable prior to maturity and are not subject to any sinking fund requirements. Holders of the 10-5/8% Notes may require the Company to repurchase all or any portion of their notes at par upon the occurrence of both a Designated Event (as defined in the indenture) and a Rating Decline (as defined in the indenture).
As of January 31, 1994, $9.1 million principal amount of the 10-5/8% Notes is owned by one of the Company's two founders. As of January 31, 1994, the estimated fair value of the 10-5/8% Notes was approximately $116.2 million based on the quoted trading price of the 10-5/8% Notes.

     In April 1987, the Company issued $100 million principal amount of 10-1/8% Senior Subordinated Notes (the "10-1/8% Notes") due April 1997. The 10-1/8% Notes, which were discounted to $97.7 million, were retired in April 1992 at the stated redemption price of 102.89%, using borrowings under the Company's previous revolvers. The early retirement of the 10-1/8% Notes resulted in an extraordinary after-tax loss of $3.7 million.

     The Company has a policy aimed at managing interest rate risk associated with its current and future anticipated borrowings. This policy enables the Company to use any combination of interest rate swaps, futures, options, caps and similar arrangements. The Company currently has various interest rate swap agreements, principally with its bank group, whereby the Company pays a fixed interest rate (weighted average of approximately 9.06%) and receives a variable interest rate (weighted average of approximately 3.30% at January 31, 1994) on $140 million notional amount, and pays a variable interest rate (weighted average of approximately 3.37% at January 31, 1994) and receives a fixed interest rate (weighted average of approximately 7.06%) on $145 million notional amount of "reversing" swaps. The net effect of such swaps at January 31, 1994 is that the Company currently pays an interest rate differential of approximately .95% on the total notional amount of the swaps. The various swaps have termination dates ranging from October 1994 through August 2001. The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements. However, the Company considers the risk of nonperformance by the counterparties to be minimal because the parties to the swaps and reverse swaps are predominantly members of the Company's bank group. If the Company had terminated all swaps as of January 31, 1994, it would have had to pay a net amount of approximately $3.1 million based on quoted market values from the various financial institutions holding the swaps.

    As of January 31, 1994, under the Company's most restrictive loan covenants, the Company was restricted as to the payment of dividends or the purchase of its own capital stock in excess of approximately $15 million and was restricted from issuing additional debt in excess of approximately $648 million.

    Required annual principal payments as of January 31, 1994 are as follows:

Year Ending January 31, (In thousands)
1995                                                $     169
1996                                                      105
1997                                                        -
1998                                                   99,940
1999                                                  167,450
Thereafter                                            299,850
                                                     $567,514
                                                     ========
Note 4.  Leasing Arrangements

Effective November 1, 1981, the Company entered into an
18-year lease for the premises on which the Silver City
Casino in Las Vegas operates. This lease is accounted for as an operating lease. The current monthly base rent of $129,982 is subject to annual increases, calculated using a specified index with a cap based on a specified percentage of annual revenues. The lease also provides for profit participation, which began February 1988. The profit participation is the amount by which 50% of defined net income exceeds the adjusted base rent. There was no profit participation rent due for the years ended January 31, 1994, 1993 or 1992.

    The Company also leases various storage facilities and equipment and has various air space under operating leases expiring individually through 2032. A portion of the Circus Circus facility in Reno is built on leased land with various operating leases expiring through 2033. The following is a schedule by year of future minimum rental payments required as of January 31, 1994 under these operating leases that have noncancelable lease terms in excess of one year:

Year Ending January 31, (In thousands)
1995                                              $  3,470
1996                                                 2,880
1997                                                 2,681
1998                                                 2,428
1999                                                 2,212
Thereafter                                           9,929
                                                  $ 23,600
                                                  ========

The following schedule shows total rent expense for all leases accounted for as operating leases:

Year Ended January 31,
(In thousands)                  1994       1993       1992
Operating rent expense        $3,262     $3,108     $3,179
                              ======     ======     ======

Note 5.  Income Tax

For the year ended January 31, 1994, the difference between the Company's effective tax rate of 36.4% and the Federal statutory tax rate of 35.0% was due primarily to the adjustment of the deferred tax balance to reflect the new statutory rate mandated by the Revenue Reconciliation Act of 1993. There were no significant differences between the Federal statutory tax rate and the Company's effective tax rate for the years ended January 31, 1993 and 1992. The components of the provision for income tax are as follows:

Year Ended January 31,
(In thousands)                      1994      1993      1992
Current                          $57,093   $57,719   $43,770
Deferred                           9,326     4,611     9,886
                                 $66,419   $62,330   $53,656
                                 ===========================

    The current component of the provision includes $3.9 million, $14.1 million and $12.3 million for the tax benefit of the exercise of stock options and warrants, for the fiscal years ended January 31, 1994, 1993 and 1992, respectively. Such amounts reduce the current portion that is actually payable.

    The cumulative balance of the deferred tax liability is due predominantly to temporary book/tax depreciation differences.
The components of deferred income tax expense are as follows:

Year Ended January 31,
(In thousands)                      1994      1993      1992
Additional depreciation
 resulting from the use of
 accelerated methods for tax
 purposes and straight-line
 methods for financial state-
 ment purposes                    $9,679    $3,964    $9,493
Effect of writing off preopening
 expenses for financial state-
 ment purposes and amortizing
 over five years for tax purposes (4,092)      760       760
Effect of writing off research and
 experimental expenses for tax
 purposes and capitalizing for
 financial statement purposes      3,385     1,284         -
Other - net                          354   (1,397)     (367)
                                  $9,326    $4,611    $9,886
                                  ==========================

    In February 1992, the Financial Accounting Standards Board issued a new standard on accounting for income taxes which the Company implemented in the first quarter of fiscal 1994. This new accounting standard did not have a material effect on the Company's financial position or results of operations.

Note 6.  Stock Split

In June 1993, the Board of Directors declared a 3-for-2 split on the Company's common stock, which was paid July 23, 1993, to stockholders of record on July 9, 1993. All share data has been adjusted retroactively in the accompanying financial statements for the 3-for-2 stock split.

Note 7.  Employee Retirement Plans

Approximately 43% of the Company's employees are covered by union-sponsored, collectively bargained, multi-employer, defined benefit pension plans. The Company contributed
$6.5 million, $5.2 million and $5.0 million during the years ended January 31, 1994, 1993 and 1992, respectively, for such plans. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked.

    The Company also has a profit-sharing, investment and employee stock ownership plan covering primarily non-union employees who are at least 21 years of age and have at least one year of service. The plan is a voluntary defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The plan allows for investments in the Company's common stock as one of the investment alternatives. The Company's contributions to this plan are determined based on employees' years of service and matching of employees' contributions, and were approximately $3.3 million, $3.1 million and $2.6 million in the years ended January 31, 1994, 1993 and 1992. Contributions may be funded with the Company's stock or cash. The fiscal 1994, 1993 and 1992 contributions were funded in cash.

     In December 1990, the Financial Accounting Standards Board ("FASB") issued a new standard on accounting for post-retirement benefits other than pensions. This new standard requires that the expected cost of these benefits must be charged to expense during the years that the employees render service. The Company does not provide post-retirement benefits to its employees. The FASB has also issued a new standard on accounting for post-employment benefits, requiring recognition and measurement of such benefits. Management anticipates that when adopted, based on present circumstances, this statement will not have a material impact on the Company's financial position or results of operations.

Note 8.  Warrants and Stock Options

WARRANTS

In June 1989, the stockholders approved a stock purchase warrant plan enabling the Company to offer warrants to its officers and other key employees to purchase up to 4.5 million shares of the Company's common stock. In accordance with the provisions of such plan, the 4.5 million warrants were subsequently issued in June 1989 at a price of $.17 per warrant, with an exercise price of $14.33 ($.67 per share over the fair market value on the date the warrants were authorized). Each warrant has a term of seven years, with 50% of the warrants becoming exercisable two years from the date of grant and the remaining 50% three years from the date of grant. As of January 31, 1994, warrants representing 3.5 million shares had been exercised.

STOCK OPTIONS

The Company also has various stock option plans for executive, managerial and supervisory personnel as well as the Company's outside directors. The plans permit grants of options, performance shares and/or restricted stock covering a maximum of
13.5 million shares of the Company's common stock. As of January 31, 1994, options for a total of 11.3 million shares have been granted whereby 5.4 million shares have been exercised, options for 3.2 million shares have been canceled and options for
2.7 million shares remain exercisable at prices ranging from $8.58 to $39.34 with a weighted average exercise price of $28.39 per share. During the year ended January 31, 1994, options for
0.3 million shares were exercised at prices ranging from $2.54 to $22.42 with a weighted average of $13.01 per share.

     The stock options, both incentive and nonqualified, granted prior to 1988 are immediately exercisable. The stock options granted in 1988 and thereafter are exercisable in one or more installments beginning not less than nine months after the grant date.

Note 9.  Earnings Per Share

Earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Earnings per share assuming full dilution is not presented because the exercise of stock options and stock warrants would not have a material dilutive effect on the per share amounts. The weighted average number of shares outstanding for the years ended January 31, 1994, 1993 and 1992 were 87.0 million, 85.9 million and 84.1 million, respectively.

Note 10.  Warrant and Share Repurchases

Since November 1987, the Company has repurchased a total of 35.0 million shares of its common stock through tender offer, open market purchases and various stock purchase agreements with one or both founding stockholders. The total cost of the shares repurchased was $405.2 million. The repurchases have been funded through a combination of internally generated cash and borrowings under the Company's bank credit agreements. Of the shares repurchased, 20.9 million shares have been retired, 3.9 million shares have been used for the exercise of options and warrants,
0.1 million shares have been contributed to the Company's profit sharing and retirement plan and 10.1 million shares are currently held as treasury stock.

Note 11.  Preferred Stock

The Company is authorized to issue up to 75 million shares of $.01 par value preferred stock in one or more series having such respective terms, rights and preferences as are designated by the Board of Directors. No preferred stock has yet been issued.

Note 12.  Commitments and Contingent Liabilities

On December 3, 1993, the Ministry of Consumer and Commercial Relations in Ontario, Canada chose Windsor Casino Limited to exclusively design, build and operate a casino complex in Windsor, Ontario, Canada. Windsor Casino Limited is a joint venture composed of Circus Circus Enterprises, Inc., Caesars World, Inc. and Hilton Hotels Corporation. The complex will offer casino, showroom and meeting facilities as well as a 300-room hotel. The Company's estimated equity contribution to Windsor Casino Limited for the funding of the permanent casino is approximately $20-$30 million. The permanent casino is expected to open in 1996. The Company may also be required to fund approximately $15-$20 million for the completion of a temporary casino.

     The Company is developing a riverboat casino in Tunica County, Mississippi, approximately 20 miles from the Memphis, Tennessee airport. Construction of this project began in late 1993 and it is slated to open by fall 1994. The estimated cost of this project is approximately $80 million, including land, capitalized interest and preopening expenses. As of January 31, 1994, the costs incurred for this project were approximately $7.9 million.

     The Company has entered into a 50/50 joint venture with American Entertainment Corporation to develop and operate a riverboat gaming facility in Chalmette, Louisiana, 20 minutes east of the New Orleans central business district. Opening of this project is scheduled for late 1994. The cost and specifics of the design and funding of this project have yet to be determined.

     The Company has also entered into a 50/50 joint venture with Eldorado Hotel/Casino, a privately held company, to develop and operate a hotel/casino in downtown Reno, Nevada. The project is to be located on a site adjacent to both Circus Circus-Reno and the Eldorado. Ground breaking occurred in late 1993, with completion expected in mid-1995. Of the estimated cost of $300 million, including land, capitalized interest and preopening costs, the venturers are expected to fund 30% in equity. In addition, the Company is obligated under the joint venture agreement to provide financing, either directly or indirectly, for the remaining project costs.

     The Company anticipates funding these projects from internal cash flows, project specific financing or its revolving lines of credit, currently at $750 million, of which approximately $583 million was available at January 31, 1994.

     The Company is a defendant in various pending litigation.
In management's opinion, the ultimate outcome of such litigation will not have a material adverse effect on the results of operations or the financial position of the Company.
                                   -41-

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Circus Circus
Enterprises, Inc.:

We have audited the accompanying consolidated balance sheets of Circus Circus Enterprises, Inc. (a Nevada corporation) and subsidiaries as of January 31, 1994 and 1993 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Circus Circus Enterprises, Inc. and subsidiaries as of January 31, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1994, in conformity with generally accepted accounting principles.




                                  ARTHUR ANDERSEN & CO.


Las Vegas, Nevada
February 23, 1994

Management's Report on Financial Statements

The Company is responsible for preparing the consolidated financial statements and related information appearing in this report. Management believes that the financial statements present fairly its financial position, results of operations and cash flows in conformity with generally accepted accounting principles. In preparing its financial statements, the Company is required to include amounts based on estimates and judgments which management believes are reasonable under the circumstances.

The Company maintains accounting and other control systems designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. Compliance with these systems and controls is reviewed through a program of audits by an internal auditing staff.

The Board of Directors fulfills its responsibility for the Company's financial statements through its Audit Committee, which is composed solely of directors who are not Company officers or employees. The Audit Committee meets from time to time with the independent public accountants, management and the internal auditors. The independent public accountants have direct access to the audit committee, with or without the presence of management representatives.


                                   -42-